September 29, 2021

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Attention:	Anna Abramson, Staff Attorney
Mitchell Austin, Staff Attorney

Re:	Cyngn, Inc.
Registration Statement on Form S-1
Filed September 3, 2021
File No. 333-2529278

Ladies and Gentlemen:

In response to the comments from the staff of the Commission (the “Staff”) in its letter dated September 20, 2021, Cyngn, Inc. (the “Company”) has amended the Registration Statement to incorporate the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the revised Registration Statement.

Registration Statement on Form S-1 filed September 3, 2021

Prospectus Summary

Company Overview, page 1

1.	We note the disclosure provided in response to prior comment 1, including the statement that you expect annual research and development expenditures in the foreseeable future to equal or exceed that of 2019 and 2020. Please revise to describe the steps remaining to complete the development and marketing of your EAS solution and provide estimated costs for these steps. Additionally, as it appears you do not have any current customers, please revise your summary and elsewhere to clearly state this.

Response: The Company has revised the prospectus to clarify the status of its EAS solution and the costs of scaled commercialization. The Company has also revised to state that it does not have any current customers and is not generating revenues. The updated disclosure is included on pages 2, 4, 38, and 45 of the Registration Statement.

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2.	Please revise your prospectus summary to disclose that your executive officers, directors and principal stockholders will continue to have significant control over the company after this offering. Highlight the beneficial ownership percentage of this group, as well as the beneficial ownership percentage of entities affiliated with Benchmark. Additionally, please include a risk factor discussing related material risks to the company and its stockholders.

Response: The Company has revised the prospectus summary to provide the requested disclosure. Please see page 5 of the Registration Statement. The Company has also included a risk factor as requested. Please see page 28 of the Registration Statement.

Risk Factors, page 9

3.	We note that Article 11 of your certificate of incorporation contains a forum selection provision that identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company has included disclosure in the Registration Statement. Please see page 71 of the Registration Statement. In addition, the Company has included a related risk factor. Please see page 30 of the Registration Statement. The Company intends to adopt amended and restated Certificate of Incorporation which are included in the Registration Statement as Exhibit 3.6. Article Eleven of the amended and restated Certificate of Incorporation indicates that Article Eleven does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the federal courts have exclusive jurisdiction.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

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Financial Statements

14. Subsequent Events, page F-25

4.	We note your response to comment 13. Please reconcile for us your estimated fair value of a common share and your anticipated IPO price per share.

Response:

The Company advises the Staff that the Company currently estimates, based in part on advice and input received from its underwriters as well as considering valuations of other private and public companies considered to be comparable to us, that the initial public offering price per share of its currently contemplated initial public offering (“IPO”) will be between $7.50 - $9.50 per share (the “ Price Range”).

The Company has included the Price Range in the Registration Statement.

Most Recent Equity Issuance; Value Determination and Methodology

June 1, 2021

As previously disclosed to the Staff, on July 26, 2021, the Company’s board of directors granted an aggregate of 2,692,000 stock options to the Company’s employees with an exercise price $2.88 per share.  The fair value of the underlying stock used to value such awards was $2.88 and was derived through an independent valuation performed by Armanino, LLP. There have been no additional stock-based compensation awards granted during 2021.

September 1, 2021

The Company again engaged Armanino LLP, on September 1, 2021, to perform an independent valuation of the Company’s common stock which determined that the value of the company’s common stock had increased to $5.09.

Summary of Methods Used

For both of the June 2021 and September 2021 valuations, Armanino employed a probability-weighted expected return method (“PWERM”) in combination with an option pricing method (“OPM”), referred to as a hybrid method (“Hybrid Method”) to value the Company’s common stock. The Hybrid Method is appropriate when various possible future outcomes are assumed by the management of the Company. The possible outcomes are each assigned a probability and a future equity value under each outcome is then estimated. Given that more than one possible future outcome was assumed for the two valuation dates, the PWERM was used to value the Common Stock for both valuation dates.

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The Hybrid Method is appropriate for a company expecting a near term liquidity event, but due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development, and the company’s ability to forecast near and long-term future liquidity scenarios. The PWERM is a scenario-based analysis that estimates the value per share of common stock based on the probability-weighted present value of expected future equity values for the common stock under various possible future liquidity event scenarios. The rights and preferences of each class and series of stock were taken into consideration and the common stock was then discounted for a lack of marketability.

As part of the Hybrid Method, under certain scenarios, the OPM was used to allocate the total value of the Company’s equity among the Company’s securities. The OPM is appropriate for a company at an early stage of development when future liquidity events are uncertain or difficult to forecast. Application of the OPM involves making assumptions for the expected time to liquidity, volatility, and risk-free rate.

For the June 2021 valuation, the Company was valued under two scenarios: (1) OPM (60% probability) and (2) IPO (40% probability). As of the June 2021 valuation date, the Company had engaged an investment bank in connection with a potential IPO, but the Company had not yet filed a registration statement, had yet to clear numerous regulatory hurdles, or go on its roadshow, and had not had discussions with potential investors regarding its expected IPO valuation. For the June 2021 valuation, the total equity value allocated through the OPM was determined based on the Discounted Cash Flow (“DCF”) Method and the Guideline Public Company (“GPC”) Method. The DCF Method utilized the Company’s projected financial results provided by management and present valued utilizing a discount rate based on the Company’s stage of development. The GPC Method value was determine based on a market revenue multiple and the Company’s projected revenues. The total equity values determined under the DCF Method and GPC Method were weighted equally and then allocated to the Company’s various securities utilizing the OPM. Under the OPM, a three-year estimated term and 75.0% volatility were utilized. A discount for lack of marketability of 31.0% was applied to the Common Stock value determined through the OPM. The Company was also valued under the IPO scenario, reflecting the conversion of the Company’s outstanding preferred stock to common stock at the time of the IPO, which was estimated to occur in early November 2021. A discount for lack of marketability of 14.0% was applied to the common stock value determined under the IPO scenario. Using a probability-weighted average of 60% OPM and 40% IPO, the common stock was estimated to equal $2.88 per share as of the June 2021 valuation date. Considering both the OPM and IPO scenarios, the weighted average discount for lack of marketability from the valuation analysis was 17.4%.

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For the September 2021 valuation, the Company was valued under two scenarios: (1) OPM (25% probability) and (2) IPO (75% probability). As of the September 2021 valuation date, the Company had made significant progress towards an IPO including publicly filing the S-1 and responding to the first round of SEC comments. The total equity value allocated through the OPM was determined based on the DCF Method and the GPC Method. Similar to the June 2021 valuation, the DCF Method in the September 2021 valuation utilized the Company’s projected financial results provided by management and present valued utilizing a discount rate based on the Company’s stage of development. The GPC Method value was determine based on a market revenue multiple and the Company’s projected revenues. The total equity values determined under the DCF Method and GPC Method were weighted equally and then allocated to the Company’s various securities utilizing the OPM. Under the OPM, a three-year estimated term and 75.0% volatility were utilized. A discount for lack of marketability of 31.0% was applied to the Common Stock value determined through the OPM. The Company was also valued under the IPO scenario, reflecting the conversion of the preferred stock to common stock at the time of the IPO, which was estimated to occur in early November 2021. A discount for lack of marketability of 12.0% was applied to the common stock value determined under the IPO scenario. Using a probability-weighted average of 25% OPM and 75% IPO, the common stock was estimated to equal $5.09 per share as of the September 2021 valuation date. Considering both the OPM and IPO scenarios, the weighted average discount for lack of marketability from the valuation analysis was 13.0%. The increase in value between the valuation dates reflects the progress the Company has made toward its IPO, as well as the milestones listed below.

Company Milestones Impacting Value

Subsequent to the June 1, 2021 and up to the September 1, 2021 valuation, the Company achieved the following milestones:

●	The Company continued to progress towards the proposed IPO and made both its first confidential submission with the Commission of the draft Registration Statement on Form S-1 on June 28, 2021, which was subsequently amended and filed publicly with the Commission on September 2, 2021 in response to comments from the Commission.

●	The Company entered into several memorandums of understanding with potential customers for paid pilot deployments of its EAS product in 2022 and 2023.

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●	The Company increased its staffing, particularly in adding additional expertise in engineering as well as operations, including business development and finance and accounting.

Comparison to Estimated Offering Price Range

The primary reasons for the difference between the fair value per share used for the Company’s recent stock option grants and the Offering Price Range are:

●	The valuation methodology, assumptions and inputs used by the underwriters to determine the Offering Price Range assume a successful IPO with no weighting given to any other outcome for the Company, such as remaining a privately held company. These valuation methodologies, assumptions and inputs differ from the methodologies used in the valuations as of June 2021 and September 2021 described above.

●	The Offering Price Range assumes that IPO has occurred and a public market exists for the Common Stock. The Offering Price Range excludes any marketability discount for the Common Stock, which was appropriately considered in the historical valuations.

●	The Offering Price Range assumes the conversion of all preferred stock into Common Stock. The Company’s preferred stock has preferences and economic rights over the Common Stock, which were appropriately considered in the historical valuations of the Common Stock, but not considered by the underwriters.

Conclusion

The Company respectfully advises the Staff that it believes that the items discussed above reconciles the estimated fair value of a common share and the Price Range. The Company believes the change is supported by the following factors:

●	The Company and the third-party firm utilized quantitative methodologies to determine the fair value of the common stock, which may differ from the more qualitative and subjective methodologies that may be used by some public market investors to determine the price they are willing to pay in an IPO.

●	The Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the July 2021 grant date represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup.

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●	The Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at differing valuations or that the Company may continue as a private company or fail to continue as a going concern.

●	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Price Range described assumes the conversion of all of the Company’s preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

●	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility.

In conclusion, the Company respectfully submits to the Staff that the changes between the June 2014 Valuation and the Price Range are reasonable in light of the considerations outlined above.  The Company also respectfully submits that the determination of the fair value of its common stock in June and September 2021 was consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

If you have any questions, please contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Marcelle S. Balcombe

cc: Lior Tal

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

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